Exhibit 99
LETTER TO SHAREHOLDERS
2007, by Progressive growth standards, was slower going than any of us would like.
While growth is appropriately the headline story for the year, it is important to reiterate our commitment to profitable growth as the only growth we find acceptable. This is a commitment which almost certainly will take on more relevance in 2008 as margins more closely approximate our 96 combined ratio goal than at any time in the past several years. Profitability for 2007 exceeded our goal, with a combined ratio of 92.6 contributing to net income just short of $1.2 billion.
In comparison with prior years, profitability and premium growth are both down and they directly reflect the pricing strategy we enacted in mid-2006 when we began reducing prices to grow policies in force as fast as possible. Our transition from wide margins to current conditions did not produce the aggregate revenue growth we had hoped for.
We are confident that, long-term, we are best served providing product for our customers at our target profitability levels and, consistent with our culture, attempting to grow our customer base as fast as possible.
Growth
Using the measure of growth we care about most—number of policies in force — we ended the year with more customers than any prior year in each major product line (Personal Auto, Special Lines and Commercial Auto). On the other hand, more traditional measures of growth—written and earned premium—fell short of 2006 by 3% and 2%, respectively, with rate decreases not fully offset by the increase in policies. We estimate that for 2007, written premiums in the private passenger auto industry will remain relatively flat.
Personal auto’s policy growth of 2% for the year reflects a decline in our agency-produced business of 1% and a gain of 7% in our directly acquired customers. Our preference would be for healthy growth in all business areas. However, customers acquired directly through the Internet remain our fastest personal auto growth segment; we believe this reflects, in part, changing consumers’ preferences.
In light of our rate changes, the Agency business results were a disappointment for the year.
The reality is that the standard of pricing sophistication among our most important competitors has improved, as has the technology used to present rates and make the sale. More often, our Agency rates are being presented to consumers alongside competitors’.
This means that it is imperative that we redouble our efforts to lead in the application of rating and segmentation skills, while maintaining our low-cost position for non-claims expenses and excellent claims resolution quality.
Our Direct business had more favorable outcomes from our rate reductions. The percentage of shoppers who became customers after seeking a quote increased, as did the expected tenure of current customers. As we better understand this channel and the consumers who favor it, our activities fall into two primary areas of opportunity:
One is to maximize the likelihood of having the customer buy. We can do this by providing a clear presentation of the options available, without overwhelming them, and better meeting their needs for related products, such as homeowners insurance, even if they are not “manufactured” by Progressive.

The second is to increase the overall number of shoppers seeking a Progressive quote. Our brand development efforts, while producing many encouraging signs in 2007, have not yet put Progressive consistently at the top-of-mind levels for consumers that we believe will be necessary to meet our growth aspirations.
Policy growth in Special Lines and Commercial Auto was 8% and 7%, respectively. While we would take more growth in a heartbeat, each of these lines has products with market-leading share positions, making growth just that much harder to come by. It is also abundantly clear that these two successful parts of our business face increasingly intense competition. This forces us to challenge ourselves continuously to ensure our leadership in product design and exceptional service delivery.
I believe that Progressive, and many of our competitors, have now almost fully adjusted pricing to reflect the favorable accident frequency of the past several years and rates and losses now appear to be coming more in balance.
We have openly communicated that we expect to see a higher likelihood of increasing rates to match inflation in our claims costs, primarily driven by bodily injury severities. This is in contrast to what has been a period of about a year and a half of widespread reductions in insurance rates. If this holds true, we will be operating in what I would call more normal conditions.
Under these conditions, the challenge is to price accurately and react quickly to market trends, something that has traditionally been a strength for us. We enter this market with the added benefit of the investments we’ve made in Claims over the past several years that are now producing high-quality claims resolutions, better customer experiences and impressive productivity advances.
Competitive Dynamics
Few would challenge that the competitive dynamics of our industry are changing. As a result, the skills we require of ourselves and the experiences our customers expect of us are evolving, in many cases, rapidly.
The challenges we face each day force us to think about “What’s the next move?” It is this constant questioning—how do we do things better tomorrow than we did today—that makes Progressive, Progressive. The art in this year’s annual report represents 25 artists’ responses to the same challenge.
2007 was a year with notable and important progress on many fronts. I’ll highlight four areas of competitive focus for Progressive that reflect part of our response to the changing dynamics.
1. Continued focus on customer satisfaction and loyalty
In this letter last year, I reported on the companywide deployment of a “Net Promoter® Score” (NPS), which can provide substantial insight about those customers who identify themselves as promoters, detractors, or simply indifferent based on their willingness to refer us to others.
Introducing such a measure has given us a sharper read on how our customers perceive us. A referral, or willingness to refer, speaks volumes about an individual’s attitude toward us. How we treat our customers is completely within our control, which drives what they think, feel and say about our service.
A particularly pleasing 2007 result is the measurable progress we made in advancing our Net Promoter Score. Overall scores from customers in most of our product lines increased in 2007, with big gains in our auto offerings sold through agents and direct.
Our claims service, including our concierge level of service, continues to be one of the most valued customer experiences we offer and has high measured satisfaction.

In addition to macro measures, more targeted views of NPS have become an excellent diagnostic tool for many aspects of the customer experience and I’m thrilled with how enthusiastically this measure has been embraced throughout the company and the value it helps drive.
Our culture is willingly expanding to embrace the subtleties of really great customer experiences. This began several years ago with the highly differentiated and, we think, superior concierge level of claims service. More recently, we are focusing on more effective and consistent customer communication, with a voice that accurately reflects who we are and how we think our customers would best understand what we have to say.
The ultimate reward for our efforts is measured by customer actions. The consistently increasing gains in customer tenure we have experienced throughout the year in both our Agency and Direct businesses, and across product lines, is our best and most meaningful outcome. So far, I like what I see and believe our actions and customer behavior changes are related, even if our math is less precise on exactly how.
Perhaps confirming that we are heading in the right direction, the J.D. Power National Auto Insurance Study reported this year that we had climbed in their rankings of customer service. In fact, over the past five years, we made the largest gain in customer satisfaction in our industry grouping. Full disclosure requires me to acknowledge we started at a low point, and are now more in the middle of the pack. While we can’t change history, acceptance of that reported perception and corresponding action will shape our future.
2. The explosive influence of brand building and advertising
Perhaps influenced by the last five years of industry underwriting profit on the heels of many years of underwriting losses, one of the most visible signs of the changing competitive dynamic is the focus among industry leaders on brand development and consumer communication.
In 2007, we made several significant “foundation” decisions regarding our brand and advertising efforts. We completed our announced move to a single Progressive brand and consolidated our two brand groups into a centralized marketing group. We also re-established our Immediate Response Vehicle as our icon and made necessary, and extensive, progress on our visual identity. These efforts will allow for greater consistency in future branding efforts than we have had in recent years and each will be further developed and built upon in 2008.
During the year, we strengthened our marketing team and got more in sync with our ad agency. We have challenged our teams to produce campaigns that have thematic continuity, make real breakthroughs in generating interest and have a strong call to action. Early work on new campaigns and ideas looks encouraging for building our momentum on this front.
Our introduction in the latter part of the year of Pet Injury Coverage — recognizing that for many customers, pets are often a valued passenger in the vehicle — is another first from Progressive. For the target group, this was a fresh and appealing message and reaction was surprisingly positive. This type of activity can be very beneficial to our awareness efforts and is something we expect to continue.
In January of 2008, we announced a naming rights and sponsorship deal with the Cleveland Indians Major League Baseball team. Progressive Field is the new name for the ballpark and Progressive is the exclusive auto insurer of the team. This relationship reallocates about 1% of our annual media spend and is intended to generate greater exposure for Progressive reaching an estimated 120 million baseball fans each year.

3. The increasing role of technology
We are observing the reach of the Internet well beyond the initial quote and sale to now facilitating more post-sale transactions.
Both our Agency and Direct offerings are using e-signature and e-fulfillment as an efficient means to complete the sales transaction. We have put considerable effort into making this effective and valued.
Beyond the sale, customers are increasingly using online service to make changes in their policy, check policy status and make payments. We are actively working toward increasing the number of customers who accept paperless as their preferred means of interacting with us. A trend of decreasing calls per policy and increasing clicks per policy is very acceptable, allowing our representatives and agents to focus on more complex customer needs.
Recognizing the role the Internet plays in every aspect of the insurance transaction for consumers and the essential interface it provides between us and our agents is a critical priority. Leadership in this area is our objective and, while not a specific measure, we were happy to be recognized as “Best Insurance Web Site” by the Web Marketing Association and for receiving the #1 rank in auto insurance Web sites from Keynote Competitive Research, a position we’ve maintained in 11 out of 12 ranking periods since 2000.
As I write this letter, we have our first customers using new technology that supplies us with vehicle activity data wirelessly and routinely, supporting our unique usage-based insurance offering. We have been experimenting with vehicle-provided data for some time and using that new and relevant data to provide customers with rates that best reflect their actual driving behaviors. The challenge of changing consumers’ comfort level with this form of insurance rating is not something we underestimate, but we believe the concept of more customized rating can become an interesting and powerful part of who we are, building on our long-time association with innovation in the industry. The new technology better matches the concept and makes for a very interesting outlook beginning in 2008.
4. The importance of low cost and speed to market
Falling average premium per policy during the course of 2007 deleveraged some of the gains we had made in our non-claims expense ratio and we ended the year with a 21.1 expense ratio. Although it is up from the prior year’s 20.2, it is still notably one of the better ratios in the industry.
While this is only a part of the total cost and value proposition we offer consumers, we view low cost as a necessary condition to being extremely competitive. To that end, in 2007, we reviewed our structure and made organizational changes designed to increase our ability to execute on key strategies, eliminate redundancies, lower our non-claims expense ratio and foster growth through more competitive pricing and improved customer retention.
Our technology efforts are a critical part of everything we do and we are appropriately proud of them. In late 2007, and continuing in 2008, additional effort is focused on getting the maximum value for the organization by ensuring greater speed to market of our most important initiatives. Based on what we see, we are confident there are more gains to be made.
Our collective focus on every area of cost management, combined with our retention initiatives, gives me confidence that, over time, we can expect levels of non-claims expense better than we have achieved to date.
Capital Management and Investing
2007 was an active year in restructuring our capital position. Consistent with our long-standing and continuing position on capital management — to repurchase shares when our capital balances, view of the future and the stock’s price make it attractive to do so — we continued to repurchase shares in the first half of the year.
After a number of years of strong profitability, however, we had accumulated capital in excess of our immediate business needs and believed a more comprehensive review of capitalization was warranted.
In June, we announced a recapitalization plan, the key elements of which were: a return of capital to shareholders via a one-time extraordinary cash dividend of $2 per share; the issuance of $1 billion of hybrid debt securities; and, a reconfirmation of our intention to repurchase our shares in the open market and through a 10b5-1 plan, which extended the availability of our buying window. We were very happy with the execution of this plan, which resulted in the return of approximately $3 billion to shareholders in 2007 through dividend and repurchase activity.
We enter 2008 in a strong, well-balanced capital position, with reduced shareholder equity and an increased level of long-term debt. Our debt-to-total capital ratio of 30.6% was slightly over our published policy of maintaining debt-to-total capital below 30%. We expect the ratio to fluctuate somewhat, but our policy remains our benchmark.
No quarterly dividends were paid in 2007, since this is the first year of the annual variable dividend documented in prior reports. This annual dividend was declared by the Board of Directors on December 14 using year-end results for after-tax underwriting income and the final Gainshare factor of .74. The dividend, paid on January 31, was 14.5 cents per share, compared to 2006 total dividends of 3.25 cents per share.
The Board has established a 20% target of after-tax underwriting income as the base to which the 2008 Gainshare factor will be applied for the 2008 calendar year dividend calculation. We anticipate no substantive change in the dividend format or calculation, but will add the pragmatic constraint that if our comprehensive income (which includes investment income and realized and unrealized gains and losses) is less than after-tax underwriting income, no dividend will be payable.
The Gainshare calculation is recalibrated every year, but the structure generally remains similar. Last year, we introduced greater accountability for the new and renewal business components of growth in our Direct business. We are very comfortable with the calibration and approach and will extend that structure to all business units in 2008 consistent with our efforts to maximize retention of our customers.
If 2007 was a year of “adjustment” for auto insurance rates, it pales in comparison to the “adjustment” in the mortgage-backed investment markets. Our strategy of maintaining a high-quality investment portfolio served us well during the disruptions that emerged in the second half of the year. However, relying on bond ratings and largely avoiding direct exposure to sectors that performed poorly was not enough in 2007.
While our direct exposure to sub-prime related instruments was small (less than 2% of the portfolio at any point during the year), we do have exposure to many of the largest banks and financial institutions that have taken significant losses from their positions in similar holdings. We invest in the bonds and preferred stocks of these institutions. The market value of these investments has declined as the underlying credit quality of these institutions deteriorated and many needed to raise capital.
We ended the year with net unrealized gains on the overall portfolio of $715.4 million, and a total return of 4.7% for the year.
Reflecting the generally heightened interest of investors, we have increased our disclosure on individual asset classes in our annual reporting.

Looking forward
We are continuously motivated by our aspiration of becoming Consumers’ #1 Choice for Auto Insurance throughout their insurable lives.
Our opportunities are clear and exciting and include:
•	Building a stronger brand and communicating it well;

•	Building on our retention gains and providing continuity of coverage throughout a customer’s lifetime;

•	Maintaining a focus on operating at a lower cost than competitors, while providing remarkable service;

•	Creating more responsive product and service offerings for the consumers we currently do not reach; and, as always,

•	Continuing to be innovative in all we do.
In March of 2007, we celebrated 70 years in business. Many things have changed during that time, and our challenges and opportunities have evolved. The important constants are the contributions of Progressive people and the independent insurance agents who choose to represent us. Our achievements are a result of their efforts and we sincerely thank them.
Equally important are the customers we are privileged to serve and the shareholders who support what we are doing. Thank you.

/s/ Glenn M. Renwick
Glenn M. Renwick
President and Chief Executive Officer